UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2010.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PUERTO RICO PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.

702 Southwest Eighth Street

Bentonville, Arkansas 72716

Financial Statements

AND SUPPLEMENTAL SCHEDULE

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

As of January 31, 2010 and 2009, and for the year ended January 31, 2010

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Financial Statements and

Supplemental Schedule

As of January 31, 2010 and 2009, and for the year ended January 31, 2010

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan as of January 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended January 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended January 31, 2010, in conformity with U. S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

July 30, 2010

Rogers, Arkansas

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	January 31,
	2010	2009
Assets
Investments (at fair value)	$51,141,443	$33,598,540
Receivables:
Company contributions	9,196,581	8,445,864
Due from broker	640	660

Total receivables	9,197,221	8,446,524
Cash	50,625	16,438

Net assets available for benefits (at fair value)	60,389,289	42,061,502

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	243,373	745,878

Net assets available for benefits	$60,632,662	$42,807,380

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended January 31, 2010
Additions
Company contributions	$9,173,666
Associate contributions	1,001,725
Interest and dividend income	473,047
Net appreciation in fair value of Investments	9,631,315
Other, net	52,959

Total additions	20,332,712

Deductions
Benefit payments	(2,399,175)
Administrative expenses	(108,255)

Total deductions	(2,507,430)

Net increase	17,825,282
Net assets available for benefits at beginning of year	42,807,380

Net assets available for benefits at end of year	$60,632,662

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements

January 31, 2010

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan (the “Plan”) provides only general information regarding the Plan as in effect on January 31, 2010. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Internal Revenue Code of 1994 (the “Code”), as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or “the Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined contribution plan established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico 401(k) Retirement and Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan.

Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of the Code and ERISA.

The responsibility for operation, investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

1. Description of the Plan (continued)

The trustee function of the Plan is performed by Banco Popular de Puerto Rico (“BPPR”) (“the Trustee”), while Merrill Lynch Investment Managers, LLC (“Merrill Lynch”) is the custodian of the Plan’s assets. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. Merrill Lynch makes payouts from the Plan in accordance with the Plan document. The custodian is affiliated with Merrill Lynch, Pierce, Fenner & Smith, Inc., the parent corporation of Merrill Lynch. Merrill Lynch is also affiliated with BlackRock Investment Management, LLC, manager of the Merrill Lynch Retirement Preservation Trust, which is an investment option offered under the Plan to participants. Merrill Lynch & Co. Inc., the parent corporation of Merrill Lynch, Pierce, Fenner & Smith, Inc., became a wholly-owned subsidiary of Bank of America Corporation, on January 1, 2009. Merrill Lynch is the record-keeper for the Plan.

Contributions

All eligible associates participate in the Plan and may elect to contribute from one percent to 10 percent of their eligible wages. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover contributions). Whether or not a participant contributes to the Plan, he or she will receive a portion of the Qualified Non-Elective contribution and Profit Sharing contribution made by Wal-Mart Puerto Rico, Inc. (“Wal-Mart Puerto Rico”) if the participant meets certain eligibility requirements. To be eligible to receive Wal-Mart Puerto Rico’s contributions, the participant must complete at least 1,000 hours of service during the Plan year for which the contributions are made and be employed on the last day of that Plan year.

Wal-Mart Puerto Rico’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines Wal-Mart Puerto Rico’s contributions, if any. Wal-Mart Puerto Rico’s contributions for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2010, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of Wal-Mart Puerto Rico’s Qualified Non-Elective contribution and Wal-Mart Puerto Rico’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Code.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is adjusted for earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) Wal-Mart Puerto Rico’s contributions to the Plan made on the participant’s behalf and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2010 and 2009, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures to be reallocated to the remaining participants totaled approximately $60,000 and $172,000 respectively.

Vesting

Participants are immediately vested in all elective contributions, Qualified Non-Elective contributions and rollover contributions. A participant’s Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six. Profit Sharing contributions become fully vested upon Participant retirement at age 65 or above, or total and permanent disability or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

1. Description of the Plan (continued)

Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Plan document. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant may direct the Trustee to invest any portion of his/her elective contributions, catch-up contributions, Qualified Non-Elective contributions and rollover contributions in available investment options. Participant investment options include a variety of common/collective trusts, myRetirement funds, which consist of mutual funds and common/collective trusts; an International Equity Fund, which consists of mutual funds and common/collective trusts; and a Bond Fund, which consists of mutual funds and common/collective trusts. Participants may change their elections at any time. Wal-Mart Stores, Inc. common stock is no longer an investment option.

Prior to February 1, 2009, a participant’s Profit Sharing contributions and Profit Sharing Plan rollover contributions were invested at the direction of the Retirement Plans Committee for participants with less than three years of service. Participants with at least three years of service were able to direct Merrill Lynch to invest such contributions in available investment options. Effective February 1, 2009, a participant may direct the Trustee to invest any portion of his/her Profit Sharing contributions and Profit Sharing Plan rollover contributions in available investment options including Wal-Mart common stock or any of the investment options for elective contributions, described above.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

1. Description of the Plan (continued)

Participant investments not directed by the associate are invested by the Trustee as directed by the Retirement Plans Committee.

2. Summary of Accounting Policies

Basis of Accounting

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year-end. Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by Merrill Lynch. Fully benefit-responsive investment contracts held in the common/collective trust are adjusted to contract value. Contract value represents contributions made under the contract, plus interest at the contract rates, less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Wal-Mart Puerto Rico contributions are recorded by the Plan in the period in which they were accrued by Wal-Mart Puerto Rico. Wal-Mart Puerto Rico contributions to the Plan related to the year ending January 31, 2010, were paid in March 2010.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplemental schedule. Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts

As described by the Financial Accounting Standards Board’s guidance on fair value measurements, investment contracts held by a defined-contribution plan are required to be reported at fair value. (See Note 5 for discussion of fair value measurements.) Contract value is the relevant measurement for the portion of the assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts,

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

2. Summary of Accounting Policies (continued)

because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Investments in the accompanying Statement of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.

Recent Accounting Pronouncements

In January 2010, the FASB issued new accounting guidance that requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. The Plan is currently evaluating the impact of the adoption of this guidance.

3. Investments

Merrill Lynch holds the Plan’s investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During the 2010 Plan year, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in value as follows:

Net Appreciation in Fair Value of Investments
Wal-Mart Stores, Inc. Common Stock	$1,518,336
Mutual Funds	3,200,913
Common/Collective Trusts	4,912,066

Total	$9,631,315

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

3. Investments (continued)

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31,
	2010	2009
Wal-Mart Stores, Inc. Common Stock	$12,699,473	$11,545,808
BGI Russell 1000 Index Trust	11,868,405	—
Merrill Lynch Retirement Preservation Trust	4,624,088	4,620,153	*
BGI Russell 2000 Index Trust	3,899,278	—
Merrill Lynch Equity Index Trust	—	5,977,626	*
American Europacific R4	—	4,364,059	*
PIMCO Total Return Fund	—	3,321,694	*

*	Includes non-participant directed investments

The contract value for the Merrill Lynch Retirement Preservation Trust is $4,867,461 and $5,366,031 at January 31, 2010 and 2009, respectively.

4. Non-Participant Directed Investments

Effective February 1, 2009, a participant may direct the Trustee to invest any portion of his/her Profit Sharing contributions and Profit Sharing Plan rollover contributions in available investment options. Therefore, for the Plan year ended January 31, 2010, there were no assets that were considered to be non-participant directed investments.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

4. Non-Participant Directed Investments (continued)

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

	January 31,
	2010	2009
Assets:
Mutual Funds	$—	$2,895,991
Common/Collective Trust	—	3,014,531

Investments (at fair value)	—	5,910,522
Contributions receivable	—	4,104,304

Net assets available for benefit (at fair value)	—	10,014,826
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	128,725

Net assets available for benefits	$—	$10,143,551

Year Ended January 31, 2010
Change in net assets:
Contributions	$—
Net depreciation in fair value of investments	—
Benefit payments	—
Administrative expenses	—
Net interfund transfers	(10,143,551)
Other, net	—

Net decrease	(10,143,551)
Net assets available for benefits at beginning of year	10,143,551

Net assets available for benefits at end of year	$—

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

5. Fair Value Measurements

On February 1, 2008, the Plan adopted the Financial Accounting Standards Board’s guidance on fair value measurements. The standard establishes a three-level valuation hierarchy for disclosure based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). An asset’s fair value measurement level within the hierarchy is based on the lowest level of input that is significant to the valuation.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement. There were no Level 3 investments in the Plan for the Plan year ended January 31, 2010 or 2009.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

5. Fair Value Measurements (continued)

The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2010
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$12,669,473	$—	$12,669,473
Mutual Funds
myRetirement Funds (a)	6,378,327	—	6,378,327
International Equity Fund (a)	99,332	—	99,332
Bond Fund (a)	152,288	—	152,288

Total Mutual Funds	6,629,947	—	6,629,947
Common/Collective Trusts
myRetirement Funds (c)	—	28,414,031	28,414,031
US Equity - Large Cap Funds (b)	—	532,320	532,320
US Equity - Small Cap Funds (b)	—	18,896	18,896
US Equity - SMID Cap Funds (b)	—	239,024	239,024
International Equity Fund (b)	—	230,598	230,598
Bond Fund (b)	—	151,684	151,684

Total Common/Collective Trusts	—	29,586,553	29,586,553

Stable Value Fund
Common/Collective Trust (d)	—	2,255,470	2,255,470

Total Stable Value Fund	—	2,255,470	2,255,470

Total Investments at Fair Value	$19,299,420	$31,842,023	$51,141,443

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

5. Fair Value Measurements (continued)

	Fair Value Measurements as of January 31, 2009
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$11,545,808	$—	$11,545,808

Mutual Funds
US Equity - Small Cap Funds (a)	94,139	—	94,139
US Equity - Large Cap Funds (a)	48,125	—	48,125
International Equity Fund (a)	4,405,118	—	4,405,118
Bond Funds (a)	3,321,694	—	3,321,694
Fixed Income Funds (a)	2,161,270	—	2,161,270

Total Mutual Funds	10,030,346	—	10,030,346

Common/Collective Trusts
US Equity - Large Cap Funds (b)	—	593,830	593,830
US Equity - Small Cap Funds (b)	—	6,010,189	6,010,189
Multi-Asset Funds (b)	—	798,215	798,215

Total Common/Collective Trusts	—	7,402,234	7,402,234

Stable Value Fund
Common/Collective Trust (d)	—	4,620,152	4,620,152

Total Stable Value Fund	—	4,620,152	4,620,152

Total Investments at Fair Value	$21,576,154	$12,022,386	$33,598,540

Certain 2009 amounts in the Fair Value hierarchy table above were reclassified to conform to the 2010 presentation

(a)	Based on quoted price in active market

(b)	Based on the Net Asset Value provided by the fund manager and is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

(c)	The myRetirement Funds are diversified investment options that automatically change their asset allocation over time, shifting the amount of money that is invested in more aggressive investments, such as stocks, to more conservative investments, such as bonds and stable value instruments, as the particular fund nears its stated targeted date.

(d)	This customized Fund seeks to provide preservation of participants’ investments, liquidity and current income.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

6. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2010	2009
Net assets available for benefits per the financial statements	$60,632,662	$42,807,380
Less: Amounts allocated to withdrawn participants	(48,705)	(16,418)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(243,373)	(745,878)

Net assets available for benefits per the Form 5500	$60,340,584	$42,045,084

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2010:

Net increase per the financial statements	17,825,282
Amounts allocated to withdrawn participants at January 31, 2010	(48,705)
Amounts allocated to withdrawn participants at January 31, 2009	16,418
Add: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2009	745,878
Less: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2010	(243,373)

Net increase per the Form 5500	$18,295,500

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date. Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2010

7. Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 1999, and subsequently received a letter dated May 12, 2005, stating that the Plan is qualified under Section 1165(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Commonwealth, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

8. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc., and shares of common/collective trusts and a stable value fund managed by BlackRock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, Merrill Lynch is the record-keeper as defined by the Plan, and BlackRock Investment Management, LLC is an affiliate of Merrill Lynch; therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the record-keeping services amounted to $108,255 for the year ended January 31, 2010.

Supplemental Schedule

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2010

EIN #66-0475164

Plan #004

	Identity of Issue and Description of Investment	Cost	Investments at Fair Value	Adjustments to Contract Value	Contract Value
	EMPLOYER COMMON STOCK
*	Wal-Mart Stores, Inc. Common Stock	$6,348,631	$12,669,473	$—	$—

	TOTAL EMPLOYER COMMON STOCK	6,348,631	12,669,473	—	—

	MUTUAL FUNDS
	American Europacific Growth Fund R6	2,715,682	2,849,923	—	—
	PIMCO All Asset Institutional	2,323,363	2,440,669	—	—
	PIMCO Total Return Institutional Class	1,276,231	1,339,355	—	—

	TOTAL MUTUAL FUNDS	6,315,276	6,629,947	—	—

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year), continued

January 31, 2010

EIN #66-0475164

Plan #004

	Identity of Issue and Description of Investment	Cost	Investments at Fair Value	Adjustments to Contract Value	Contract Value
	COMMON/COLLECTIVE TRUSTS
	BGI Russell 1000 Index Trust	11,295,727	11,868,406	—	—
	BGI Russell 2000 Index Trust	3,711,036	3,899,278	—	—
	Davis NY Venture Trust	1,567,069	1,647,281	—	—
	Westwood SMID Cap Value Equity Trust	407,414	433,624	—	—
	Mondrian International Value Equity Trust	2,721,344	2,855,865	—	—
	Barclays MSCI ACWI Ex- US Index Trust	2,689,319	2,822,257	—	—
	Victory International Small Cap Equity Trust	893,851	938,035	—	—
	Wellington Diversified Inflation Hedges Trust	718,739	755,028	—	—
	Prudential Core Plus Bond	1,271,156	1,334,029	—	—
	Barclays Treasury Inflation protected Securities Index Trust	411,056	430,975	—	—
	The Boston Company (TBC) SMID Cap Growth Trust	165,046	170,251	—	—
	Rainer Large Cap Growth Trust	66,379	62,906	—	—
*	ML Retirement Preservation Trust	4,755,253	4,624,088	243,373	4,867,461

	TOTAL COMMON/COLLECTIVE TRUSTS	30,673,389	31,842,023	243,373	4,867,461

	TOTAL INVESTMENTS	$43,337,296	$51,141,443	$243,373	$4,867,461

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Date: July 30, 2010	By:	/s/ Stephen R. Hunter
Stephen R. Hunter
Vice-President, Benefits Planning and Design
Wal-Mart Stores, Inc.